
ANGLOVAAL MINING
AVMIN

Anglovaal Mining Limited
56 Main Street, Johannesburg,
South Africa, 2001
PO Box 62379, Marshalltown
South Africa, 2107
Telephone (011) 634 9111
International telephone (+27 11) 634 9111
Facsimile (011) 634 0038
International Facsimile (+27 11) 634 0038
www.avmin.co.za


03024534

AVMIN

17 June 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

Dear Sirs

82-4579

12(g) 3 EXEMPTION : ~~(82-44282)~~

Enclosed please find a copy of an announcement placed by this Company in the press today (17 June 2003).

Yours faithfully
For and on behalf of
Anglovaal Mining Limited

[signature]

Group Company Secretary


ANGLOVAAL MINING

(Registration number 1933/004580/06)
(Incorporated in the Republic of South Africa)
Share codes: South Africa AIN
London Stock Exchange: AGM
("Avmin" or the "Company")

Sale and final write-off of Chambishi metals assets

1. **Chambishi sale**

Further to Avmin's cautionary announcements on 9 April 2003 and 21 May 2003 regarding the potential sale of Avmin's 90 per cent stake in Chambishi Metals plc ("Chambishi"), shareholders are advised that the Company has concluded a sale agreement with Swiss-based J&W Holding AG ("J&W") and its subsidiary ENYA Holdings BV ("ENYA").

According to the sale agreement:

- Chambishi and Chambishi Marketing (Proprietary) Limited have been sold to ENYA with J&W guaranteeing the obligations of ENYA;
- Avmin will receive US$6,5 million (R51,4 million) [US$1 = R7,90] cash on conclusion of the deal and sums of up to US$25 million (R197,5 million) [US$1 = R7,90] depending on cobalt prices and production at Chambishi over the next five years;
- J&W will assume responsibility for approximately US$25 million (R197,5 million) [US$1 = R7,90] of contingent liabilities related to infrastructure at Chambishi.

The deal is subject to two suspensive conditions:

- approval by the South African Reserve Bank; and
- consent of the Government of the Republic of Zambia, which is a shareholder in Chambishi, to the share transfer.

After fully assessing the impact of the various technical problems experienced at Chambishi, evaluating the return on investment and cash flows from Chambishi, considering the near-term requirement for additional capital investment at Chambishi, and following the decision by the Zambian Government to sell the Baluba and Roan Antelope copper operations at Luanshya to J&W, the Board decided to sell Chambishi to J&W.

2. **Chambishi write-off**

The sale will result in Avmin taking a write-off of approximately US$90 million (R711 million) [US$1 = R7,90]. Complete details of the write-off and its effect on Avmin's financial position will be disclosed when Avmin releases its preliminary results.

3. **Positioned for growth**

Over the past few months Avmin has actively sought to strengthen its financial position through:

- Reducing Gearing – Avmin is in the process of repaying its debt and the Board anticipates that the Company will be debt free by August 2003.
- Reducing its Risk Exposure – Avmin's risk profile will improve significantly as a result of the Chambishi sale.

Avmin is now once again in a position to pursue its new projects aggressively and seek strategic acquisitions.

4. **Optimising operations**

Avmin will continue to concentrate on optimising the performance of its operations:

- Assmang – the 50,3 per cent held manganese, chrome and iron ore producer is expected to complete its new Nchwaning III shaft complex by 31 December 2003.
- Nkomati – the 75 per cent owned nickel mine continues its outstanding performance.
- Avgold – the 42,4 per cent held gold producer. Following the sale of ETC, Avgold's debts are in the process of being restructured and the company will actively manage its hedge book. The Target mine has not yet reached its true operating potential, but is expected to meet its objectives in the near future.

5. **New projects**

Avmin will continue to advance its new projects.

- **Two Rivers** – the platinum prospect. A mining licence was issued in March 2003.
- **Nkomati Expansion Project** – the improved nickel price has enhanced the economic viability of the Nkomati expansion project.
- **AvAlloys** – the nickel-cobalt superalloy beneficiation project is negotiating a technical and offtake agreement with a major offshore company.

Johannesburg, South Africa
13 June 2003

Sponsor


Deutsche Securities
Member of the Deutsche Bank Group

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)